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                              [CELTRIX LETTERHEAD]


NEWS RELEASE

                CONTACT:        David M. Rosen, Ph.D.
                                Vice President, Research and Development
                                (408) 988-2500


              CELTRIX INITIATES PHASE II CLINICAL FEASIBILITY STUDY
                   FOR THE SYSTEMIC TREATMENT OF SEVERE BURNS

         FOCUSED ON SPEEDING PATIENT RECOVERY AND REDUCING HOSPITAL STAY

         SANTA CLARA, CA -- July 1, 1997 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) announced today that it has initiated a Phase II clinical feasibility study for the systemic treatment of severe burns using SomatoKine(R), its novel IGF-BP3 complex. This is Celtrix's second Phase II feasibility study with SomatoKine. In January 1997, the company initiated clinical feasibility testing for recovery from hip fracture surgery.

         "Our primary objectives in the burn study are to speed the patients' recovery time and reduce their hospital stay," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "The length of time spent in a burn trauma center is directly related to the time required for sufficient healthy tissue to be harvested and then grafted at burn sites. With the trauma of severe burns, key metabolic processes are impaired, and the patient's body is unable to properly utilize nutrients essential for tissue repair and regeneration. As a result, graft harvesting is limited, and healing is slow. An associated loss of muscle mass further reduces the patient's strength and mobility."

         "Research suggests that low blood levels of a vital anabolic hormone, IGF-I, may contribute significantly to these problems and that supplementation may restore healthy metabolic processes required for healing," Dr. Sommer said. "SomatoKine is the recombinant equivalent of the naturally occurring complex formed in the bloodstream by IGF-I and its major binding protein, BP3. We believe it offers significant therapeutic potential for the approximately 8,000 people annually who suffer from severe burns in the United States."

         Celtrix's Phase II clinical feasibility study for burns is being conducted in the United States and is expected to involve up to 40 severely burned patients, including both adults and children. The patients will be randomized to receive either SomatoKine therapy or a placebo during standard burn care, and they will be evaluated through two graft cycles. The primary clinical target is faster healing of the donor site which could shorten the length of hospitalization. The study is expected to be completed during the first half of 1998. Clinical findings should help guide the design of future burn studies.

         Celtrix is a biopharmaceutical company developing novel therapeutics for the treatment of seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's




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"Celtrix Initiates Phase II Clinical Feasibility Study For The Systemic
Treatment of Severe Burns"
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health and quality of life. Initial product development programs target acute traumatic injury, such as hip fracture surgery in the elderly and severe burns. Other potential indications include severe osteoporosis and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliances with Celtrix, The Green Cross Corporation is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

         This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability to enroll a sufficient number of patients in this feasibility study as well as future company research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

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